

Press Release

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Kathy Ta
Managing Director, Investor Relations
(408) 601-5697

MAXIM INTEGRATED REPORTS RESULTS FOR THE SECOND QUARTER OF FISCAL 2015

- **Revenue: $567 million**
- **Gross Margin: 55.4% GAAP (60.3% excluding special items)**
- **EPS: $0.25 GAAP loss ($0.33 profit excluding special items)**
- **Cash, cash equivalents, and short term investments: $1.38 billion**
- **Fiscal second quarter revenue outlook: $565 million to $605 million**

SAN JOSE, CA - January 22, 2015 - Maxim Integrated Products, Inc. (NASDAQ:MXIM) reported net revenue of $567 million for its second quarter of fiscal 2015 ended December 27, 2014, a 2% decrease from the $580 million revenue recorded in the prior quarter, and a 9% decrease year over year.

Tunc Doluca, President and Chief Executive Officer, commented, "We are pleased with our December quarter revenue performance, driven by our diversification in Consumer and continued strength in our Automotive business." Mr. Doluca continued, "We are on track to achieve our previously announced cost reduction plans, which will enable us to reduce spending while we focus investment in our growth businesses. We also decided to stop investment in Consumer MEMS and Touch technology."

Fiscal Year 2015 Second Quarter Results

Based on Generally Accepted Accounting Principles (GAAP), diluted earnings per share in the December quarter was a $0.25 loss. The results were affected by pre-tax special items which primarily consisted of $138 million in charges related to impairment of goodwill and other assets related to our MEMS business, $28 million in charges related to restructuring activities and $23 million in charges related to acquisitions. GAAP earnings per share, excluding special items was $0.33. An analysis of GAAP versus GAAP excluding special items is provided in the last table of this press release.

Cash Flow Items

At the end of the second quarter of fiscal 2015, total cash, cash equivalents and short term investments was $1.38 billion, an increase of $62 million from the prior quarter. Notable items included:

- Cash flow from operations: $173 million
- Capital additions: $17 million
- Proceeds from property sales: $24 million
- Dividends: $79 million ($0.28 per share)
- Stock repurchases: $60 million

Business Outlook

The Company's 90-day backlog at the beginning of the third fiscal quarter of 2015 was $378 million. Based on the beginning backlog and expected turns, results for the March 2015 quarter are expected to be as follows:

- Revenue: $565 million to $605 million
- Gross Margin: 52% to 56% GAAP (58% to 62% excluding special items)
- EPS: $0.20 to $0.26 GAAP ($0.32 to $0.38 excluding special items)

Maxim Integrated's business outlook does not include the potential impact of any restructuring activity, acquisitions, or other business combinations that may be completed during the quarter.

Dividend

A cash dividend of $0.28 per share will be paid on March 5, 2015, to stockholders of record on February 19, 2015.

Conference Call

Maxim Integrated has scheduled a conference call on January 22, 2015, at 2:00 p.m. Pacific Time to discuss its financial results for the second quarter of fiscal 2015 and its business outlook. To listen via telephone, dial (866) 804-3547 (toll free) or (703) 639-1328. This call will be webcast by Shareholder.com and can be accessed at the Company's website at www.maximintegrated.com/company/investor.

A presentation summarizing financial information to be discussed on the conference call is posted at www.maximintegrated.com/company/investor.

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CONSOLIDATED STATEMENTS OF INCOME
(Unaudited)

	Three Months Ended		
	December 27, 2014	September 27, 2014	December 28, 2013
	(in thousands, except per share data)		
Net revenues	$ 566,809	$ 580,275	$ 620,274
Cost of goods sold (1)	252,732	241,454	291,602
Gross margin	314,077	338,821	328,672
Operating expenses:			
Research and development	135,945	140,362	142,971
Selling, general and administrative	79,778	79,989	83,471
Intangible asset amortization	4,155	4,327	4,968
Impairment of long-lived assets (2)	50,745	10,226	5,197
Impairment of goodwill and intangible assets (3)	93,010	—	—
Severance and restructuring expenses (4)	13,635	1,385	10,227
Acquisition-related costs	—	—	4,137
Other operating expenses (income), net (5)	885	1,574	7,307
Total operating expenses	378,153	237,863	258,278
Operating income (loss)	(64,076)	100,958	70,394
Interest and other income (expense), net	(7,599)	(6,477)	(5,833)
Income (loss) before provision for income taxes	(71,675)	94,481	64,561
Provision (benefit) for income taxes (6)	359	(5,499)	20,208
Net income (loss)	$ (72,034)	$ 99,980	$ 44,353
Earnings (loss) per share:			
Basic	$ (0.25)	$ 0.35	$ 0.16
Diluted	$ (0.25)	$ 0.35	$ 0.15
Shares used in the calculation of earnings (loss) per share:			
Basic	282,992	284,086	282,664
Diluted	282,992	289,430	288,565
Dividends paid per share	$ 0.28	$ 0.28	$ 0.26

SCHEDULE OF SPECIAL EXPENSE ITEMS
(Unaudited)

	Three Months Ended		
	December 27, 2014	September 27, 2014	December 28, 2013
	(in thousands)		
Cost of goods sold:			
Intangible asset amortization	$ 18,750	$ 18,750	$ 19,098
Accelerated depreciation (1)	8,895	—	—
Acquisition-related inventory write-up	—	—	13,066
Total	$ 27,645	$ 18,750	$ 32,164
Operating expenses:			
Intangible asset amortization	$ 4,155	$ 4,327	$ 4,968
Impairment of long-lived assets (2)	50,745	10,226	5,197
Impairment of goodwill and intangible assets (3)	93,010	—	—
Severance and restructuring (4)	13,635	1,385	10,227
Acquisition-related costs	—	—	4,137
Other operating expenses (income), net (5)	885	1,574	7,307
Total	$ 162,430	$ 17,512	$ 31,836
Interest and other expense (income), net	$ (217)	$ —	$ —
Total	$ (217)	$ —	$ —
Provision (benefit) for income taxes:			
Reversal of Tax Reserves (6)	$ —	$ (21,747)	$ —
Fiscal year 2014 research & development tax credits	(2,863)	—	—
Total	$ (2,863)	$ (21,747)	$ —

(1) Accelerated depreciation related to San Jose wafer manufacturing building and equipment.

(2) Includes impairment charges related to MEMS and non-MEMS wafer manufacturing equipment and end of line test equipment.

(3) Includes impairment of goodwill and write-off of in-process research and development related to MEMS business unit.

(4) Includes severance charges associated with closure of San Jose wafer manufacturing facility and reorganization of various business units, and severance & retention and lease abandonment charges related to Volterra acquisition.

(5) Includes loss related to sale of land & buildings, expected loss on rent expense for vacated office space, legal settlement, and contingent consideration adjustments related to certain acquisitions.

(6) Includes reversal of tax reserves related to a favorable settlement of a foreign tax issue.

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CONSOLIDATED BALANCE SHEETS
(Unaudited)

	December 27, 2014	September 27, 2014	December 28, 2013
	(in thousands)		

ASSETS

Current assets:

Cash and cash equivalents	$ 1,305,870	$ 1,243,883	$ 1,149,909
Short-term investments	75,012	75,094	—
Total cash, cash equivalents and short-term investments	1,380,882	1,318,977	1,149,909
Accounts receivable, net	258,506	281,932	288,285
Inventories	306,564	305,108	297,234
Deferred tax assets	59,794	54,379	69,154
Other current assets	67,244	67,383	85,554
Total current assets	2,072,990	2,027,779	1,890,136
Property, plant and equipment, net	1,195,323	1,303,861	1,372,393
Intangible assets, net	306,111	337,917	404,652
Goodwill	511,838	595,441	596,898
Other assets	38,265	40,127	42,803
TOTAL ASSETS	$ 4,124,527	$ 4,305,125	$ 4,306,882

LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities:

Accounts payable	$ 82,526	$ 96,347	$ 99,009
Income taxes payable	20,102	20,122	21,717
Accrued salary and related expenses	150,405	126,624	140,738
Accrued expenses	54,103	65,216	94,110
Deferred revenue on shipments to distributors	27,103	26,821	25,542
Total current liabilities	334,239	335,130	381,116
Long-term debt	1,000,000	1,001,026	1,000,871
Income taxes payable	363,251	350,396	337,053
Deferred tax liabilities	120,308	145,597	202,435
Other liabilities	64,988	61,572	29,343
Total liabilities	1,882,786	1,893,721	1,950,818

Stockholders' equity:

Common stock and capital in excess of par value	283	284	283
Retained earnings	2,259,997	2,430,194	2,368,350
Accumulated other comprehensive loss	(18,539)	(19,074)	(12,569)
Total stockholders' equity	2,241,741	2,411,404	2,356,064
TOTAL LIABILITIES & STOCKHOLDERS' EQUITY	$ 4,124,527	$ 4,305,125	$ 4,306,882

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CONSOLIDATED STATEMENTS OF CASH FLOWS
(Unaudited)

	Three Months Ended		
	December 27, 2014	September 27, 2014	December 28, 2013
	(in thousands)		
Cash flows from operating activities:			
Net income (loss)	$ (72,034)	$ 99,980	$ 44,353
Adjustments to reconcile net income to net cash provided by operating activities:			
Stock-based compensation	20,776	22,420	22,869
Depreciation and amortization	71,625	63,693	64,404
Deferred taxes	(30,849)	6,207	(11,705)
Loss (gain) from sale of property, plant and equipment	1,844	244	265
Tax benefit (shortfall) related to stock-based compensation	(229)	1,610	(726)
Impairment of long-lived assets	50,745	10,226	5,197
Impairment of goodwill and intangible assets	93,010	—	—
Excess tax benefit from stock-based compensation	(1,931)	(2,249)	(2,459)
Changes in assets and liabilities:			
Accounts receivable	23,426	13,896	33,056
Inventories	(1,486)	(15,650)	14,030
Other current assets	1,009	(24,974)	30,330
Accounts payable	(12,007)	4,455	(3,252)
Income taxes payable	12,835	(12,289)	19,002
Deferred revenue on shipments to distributors	282	1,087	(1,637)
All other accrued liabilities	15,839	(51,659)	20,704
Net cash provided by (used in) operating activities	172,855	116,997	234,431
Cash flows from investing activities:			
Purchase of property, plant and equipment	(18,585)	(31,686)	(46,133)
Proceeds from sales of property, plant and equipment	24,467	212	—
Payments in connection with business acquisition, net of cash acquired	—	—	(453,506)
Purchases of available-for-sale securities	—	(25,142)	—
Proceeds from maturity of available-for-sale securities	—	—	27,000
Net cash provided by (used in) investing activities	5,882	(56,616)	(472,639)
Cash flows from financing activities:			
Excess tax benefit from stock-based compensation	1,931	2,249	2,459
Contingent consideration paid	—	—	(4,601)
Repayment of notes payable	—	(437)	(1,839)
Issuance of debt	—	—	497,795
Debt issuance cost	—	—	(3,431)
Net issuance of restricted stock units	(6,822)	(8,038)	(7,106)
Proceeds from stock options exercised	8,323	9,704	8,622
Issuance of ESPP shares under employee stock purchase program	18,653	—	19,096
Repurchase of common stock	(59,666)	(62,685)	(59,101)
Dividends paid	(79,169)	(79,763)	(73,324)
Net cash provided by (used in) financing activities	(116,750)	(138,970)	378,570
Net increase (decrease) in cash and cash equivalents	61,987	(78,589)	140,362
Cash and cash equivalents:			
Beginning of period	1,243,883	1,322,472	1,009,547
End of period	$ 1,305,870	$ 1,243,883	$ 1,149,909
Total cash, cash equivalents, and short-term investments	$ 1,380,882	$ 1,318,977	$ 1,149,909

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ANALYSIS OF GAAP VERSUS GAAP EXCLUDING SPECIAL ITEMS DISCLOSURES
(Unaudited)

	Three Months Ended		
	December 27, 2014	September 27, 2014	December 28, 2013
	(in thousands, except per share data)		
Reconciliation of GAAP gross profit to GAAP gross profit excluding special items:			
GAAP gross profit	$ 314,077	$ 338,821	$ 328,672
GAAP gross profit %	*55.4%*	*58.4%*	*53.0%*
Special items:			
Intangible asset amortization	18,750	18,750	19,098
Accelerated depreciation (1)	8,895	—	—
Acquisition-related inventory write-up	—	—	13,066
Total special items	27,645	18,750	32,164
GAAP gross profit excluding special items	$ 341,722	$ 357,571	$ 360,836
GAAP gross profit % excluding special items	*60.3%*	*61.6%*	*58.2%*
Reconciliation of GAAP operating expenses to GAAP operating expenses excluding special items:			
GAAP operating expenses	$ 378,153	$ 237,863	$ 258,278
Special items:			
Intangible asset amortization	4,155	4,327	4,968
Impairment of long-lived assets (2)	50,745	10,226	5,197
Impairment of goodwill and intangible assets (3)	93,010	—	—
Severance and restructuring (4)	13,635	1,385	10,227
Acquisition-related costs	—	—	4,137
Other operating expenses (income), net (5)	885	1,574	7,307
Total special items	162,430	17,512	31,836
GAAP operating expenses excluding special items	$ 215,723	$ 220,351	$ 226,442
Reconciliation of GAAP net income (loss) to GAAP net income excluding special items:			
GAAP net income (loss)	$ (72,034)	$ 99,980	$ 44,353
Special items:			
Intangible asset amortization	22,905	23,077	24,066
Accelerated depreciation (1)	8,895	—	—
Acquisition-related inventory write-up	—	—	13,066
Impairment of long-lived assets (2)	50,745	10,226	5,197
Impairment of goodwill and intangible assets (3)	93,010	—	—
Severance and restructuring (4)	13,635	1,385	10,227
Acquisition-related costs	—	—	4,137
Other operating expenses (income), net (5)	885	1,574	7,307
Interest and other expense (income), net	(217)	—	—
Pre-tax total special items	189,858	36,262	64,000
Tax effect of special items	(21,283)	(5,873)	(5,894)
Reversal of tax reserves (6)	—	(21,747)	—
Fiscal year 2014 research & development tax credits	(2,863)	—	—
GAAP net income excluding special items	$ 93,678	$ 108,622	$ 102,459
GAAP net income per share excluding special items:			
Basic	$ 0.33	$ 0.38	$ 0.36
Diluted	$ 0.33	$ 0.38	$ 0.36
Shares used in the calculation of earnings per share excluding special items:			
Basic	282,992	284,086	282,664
Diluted	282,992	289,430	288,565

(1) Accelerated depreciation related to San Jose wafer manufacturing building and equipment.

(2) Includes impairment charges related to MEMS and non-MEMS wafer manufacturing equipment and end of line test equipment.

(3) Includes impairment of goodwill and write-off of in-process research and development related to MEMS business unit.

(4) Includes severance charges associated with closure of San Jose wafer manufacturing facility and reorganization of various business units, and severance & retention and lease abandonment charges related to Volterra acquisition.

(5) Includes loss related to sale of land & buildings, expected loss on rent expense for vacated office space, legal settlement, and contingent consideration adjustments related to certain acquisitions.

(6) Includes reversal of tax reserves related to a favorable settlement of a foreign tax issue.

Non-GAAP Measures

To supplement the consolidated financial results prepared under GAAP, Maxim Integrated uses non-GAAP measures which are adjusted from the most directly comparable GAAP results to exclude special items related to intangible asset amortization; accelerated depreciation; acquisition-related inventory write-up; impairment of long-lived assets; impairment of goodwill and intangible assets; severance and restructuring; acquisition-related costs; contingent consideration adjustments relating to certain acquisitions; expected loss on rent expense for vacated office space; legal settlement; loss related to sale of land and buildings; tax provision impacts due to reversal of tax reserves related to a favorable settlement of a foreign tax issue. Management uses these non-GAAP measures internally to make strategic decisions, forecast future results and evaluate Maxim Integrated's current performance. Many analysts covering Maxim Integrated use the non-GAAP measures as well. Given management's use of these non-GAAP measures, Maxim Integrated believes these measures are important to investors in understanding Maxim Integrated's current and future operating results as seen through the eyes of management. In addition, management believes these non-GAAP measures are useful to investors in enabling them to better assess changes in Maxim Integrated's core business across different time periods. These non-GAAP measures are not in accordance with or an alternative to GAAP financial data and may be different from non-GAAP measures used by other companies. Because non-GAAP financial measures are not standardized it may not be possible to compare these financial measures with other companies' non-GAAP financial measures, even if they have similar names. The non-GAAP measures displayed in the table above include the following:

GAAP Gross Profit Excluding Special Items

The use of GAAP gross profit excluding special items allows management to evaluate the gross margin of the Company's core businesses and trends across different reporting periods on a consistent basis, independent of special items including intangible asset amortization, accelerated depreciation and acquisition-related inventory write-up. In addition, it is an important component of management's internal performance measurement and reward process as it is used to assess the current and historical financial results of the business, for strategic decision making, preparing budgets and forecasting future results. Management presents GAAP gross profit excluding special items to enable investors and analysts to evaluate our revenue generation performance relative to the direct costs of revenue of Maxim Integrated's core businesses.

GAAP Operating Expenses Excluding Special Items

The use of GAAP operating expenses excluding special items allows management to evaluate the operating expenses of the Company's core businesses and trends across different reporting periods on a consistent basis, independent of special items including intangible asset amortization; impairment of long-lived assets;

impairment of goodwill and intangible assets; acquisition-related inventory write-up; impairment of long-lived assets; severance and restructuring; contingent consideration adjustments relating to certain acquisitions; expected loss on rent expense for vacated office space; legal settlement; loss related to sale of land and buildings. In addition, it is an important component of management's internal performance measurement and reward process as it is used to assess the current and historical financial results of the business, for strategic decision making, preparing budgets and forecasting future results. Management presents GAAP operating expenses excluding special items to enable investors and analysts to evaluate our core business and its direct operating expenses.

GAAP Net Income and GAAP Net Income per Share Excluding Special Items

The use of GAAP net income and GAAP net income per share excluding special items allow management to evaluate the operating results of Maxim Integrated's core businesses and trends across different reporting periods on a consistent basis, independent of special items including intangible asset amortization; accelerated depreciation; acquisition-related inventory write-up; impairment of long-lived assets; impairment of goodwill and intangible assets; severance and restructuring; acquisition-related costs; contingent consideration adjustments relating to certain acquisitions; expected loss on rent expense for vacated office space; loss related to sale of land and buildings; tax provision impacts due to reversal of tax reserves related to a favorable settlement of a foreign tax issue. In addition, they are important components of management's internal performance measurement and reward process as it is used to assess the current and historical financial results of the business, for strategic decision making, preparing budgets and forecasting future results. Management presents GAAP net income and GAAP net income per share excluding special items to enable investors and analysts to understand the results of operations of Maxim Integrated's core businesses and to compare our results of operations on a more consistent basis against that of other companies in our industry.

"Safe Harbor" Statement

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These statements include the Company's business outlook and financial projections for its third quarter of fiscal 2015 ending in March 2015, which includes revenue, gross margin and earnings per share, as well as the belief that the Company is on track to achieve its previously announced cost reduction plans, which will enable the Company to reduce spending while the Company focuses investment in its growth businesses. These statements involve risk and uncertainty. Actual results could differ materially from those forecasted, based upon, among other things, general market and economic conditions, market developments that could adversely affect the growth of the mixed-signal analog market, product mix shifts, the loss of all or a substantial portion of our sales to one of our large customers, customer cancellations and price competition, as well as other risks described in the Company's Annual Report on Form 10-K for the fiscal year ended June 28, 2014 (the "10-K") and Quarterly Reports on Form 10-Q filed after the 10-K.

All forward-looking statements included in this news release are made as of the date hereof, based on the information available to the Company as of the date hereof, and the Company assumes no obligation to update any forward-looking statement except as required by law.

About Maxim Integrated

Maxim is the leader in analog integration. From mobile to industrial solutions, we're making analog smaller, smarter and more energy efficient. Learn more at www.maximintegrated.com.